ANTHONY L.G., PLLC

laura aNTHONy, esq	www.ANTHONYPLLC.com
GEOFFREY ASHBURNE, ESQ*	WWW.SECURITIESLAWBLOG.COM
JOHN CACOMANOLIS, ESQ**	WWW.LAWCAST.COM
CHAD FRIEND, ESQ, LLM
SVETLANA ROVENSKAYA, ESQ***

OF COUNSEL:	DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM
MICHAEL R. GEROE, ESQ, CIPP/US****
CRAIG D. LINDER, ESQ*****
PETER P. LINDLEY, ESQ, CPA, MBA
john lowy, esq.******
STUART REED, ESQ
MARC S. WOOLF, ESQ

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

******licensed in NY and NJ

August 26, 2021

VIA ELECTRONIC EDGAR FILING

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Worthy Property Bonds, Inc. Offering Statement on Form 1-A Filed June 23, 2021 File No. 024-11563

Dear Sir or Madam:

We have electronically filed herewith on behalf of Worthy Property Bonds, Inc. (the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced offering statement on Form 1-A originally filed on June 23, 2021 (“Form 1-A”). Amendment No. 1 is marked with < R > tags to show changes made from the originally filed Form 1-A. In addition, we have included a narrative response, on behalf of the Company keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Sally Outlaw dated August 11, 2021. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Offering Statement on Form 1-A

General

1.

Comment: You represent that you will be eligible for the exclusion provided by Section 3(c)(5)(C) of the Investment Company Act of 1940 (the “1940 Act”), primarily by virtue of the fact that: (i) at least 55% of your assets will be comprised of mortgages and other liens on and interests in real estate (“Qualifying Interests”); (ii) at least another 25% of your assets will be comprised of additional qualifying interests or real estate-type interests (“real estatetype interests”); and (iii) no more than 20% of your assets will be comprised of non-real estate assets. On page 14 of the offering statement on Form 1-A, you note that “it is possible that the staff of the SEC could disagree with any of our determinations . . . .” Please provide a legal analysis of your eligibility for the Section 3(c)(5)(C) exclusion. Your analysis should identify and describe each type of asset that you intend to hold and intend to treat as a Qualifying Interest or other “real estate-type interest.” To the extent. that you propose to rely on any staff or Commission guidance under Section 3(c)(5)(C) in order to support such treatment, please discuss the application of such guidance to your anticipated holdings.

Response: The Company’s Investment Company Act counsel will provide a separate letter response to the Staff in response to Comment No. 1.

2.	Comment: On page 18 of your offering statement on Form 1-A, in the first sentence under the heading “INVESTMENT COMPANY ACT LIMITATIONS,” please strike the phrases “and onerous” and “like a mutual fund.” Please also replace the second and third sentences of this paragraph with a summary of the consequences that would result from you being deemed an investment company under the 1940 Act.

Response: The Company has revised the disclosure on page 18 in Amendment No. 1 to strike the phrases “and onerous” and “like a mutual fund” in the first sentence under the heading “INVESTMENT COMPANY ACT LIMITATIONS,” and replaced the second and third sentences of the referenced paragraph with a summary of the consequences that would result from the Company being deemed an investment company under the 1940 Act.

Offering Circular Summary

Competitive Strengths, page 4

3.	Comment: We note your disclosure that as your competitive strengths you will “focus on an underserved banking sector.” You also state that you believe that “banks cannot profitably serve the sub-prime mortgage industry.” Please expand your disclosure to explain why you believe this area is one of your competitive strengths and explain that you may never be profitable in this sector.

Response: In response to the Staff’s Comment, the Company has expanded its disclosure on page 5, as well as page 31, to explain why the Company believes this area is one of the Company’s competitive strengths and also explain that the Company may never be profitable in this sector.

Plan of Operations

Specific Plan of Operations and Milestones, page 19

4.	Comment: It appears that your Working Capital and General Corporate Purposes line item is calculated as the gross proceeds of the offering less the deduction of the expenses of the offering of $100,000 multiplied by 5%. We further note on page 17 that up to 5% of the proceeds will be used for general corporate purposes, including the reimbursement amounts due under the Management Services Agreement. Please revise your disclosures here and throughout your filing to make it clear how this amount is calculated and that this amount includes the accrual for the reimbursement amounts due under the Management Services Agreement, which according to page 25, is up to 5% of the proceeds. Also disclose how you anticipate that this amount will be allocated between Working Capital and General Corporate Purposes and the accrual for the reimbursement amounts due under the Management Services Agreement.

Response: In response to the Staff’s Comment, the Company has revised the disclosure on page 19, and throughout Amendment No. 1 to clarify that rather than paying the expenses of the offering out of the offering proceeds, the expenses of the offering will be paid by the Company using capital contributions received from its parent company, for which it will not be reimbursed. Additionally, in response to the Staff’s comment, the Company has revised the disclosure on page 19, and throughout Amendment No. 1 to make it clear that working capital and general corporate purposes is calculated as 5% of the gross proceeds of the offering and that this amount includes the accrual for the reimbursement amounts due under the Management Services Agreement, and to also disclose how the Company anticipates that this amount will be allocated between Working Capital and General Corporate Purposes and the accrual for the reimbursement amounts due under the Management Services Agreement.

Business

Acquisition of Real Estate-Typed Interests, page 27

5.

Comment: Please clarify what you mean by “real estate-typed interests.” In addition, clarify on page 20 what you refer to as “assets unrelated to real estate,” so investors can have a better understanding of the type of assets you intend to acquire in your business operations.

Response: Please see the response to Comment No. 1 to be provided separately by the Company’s Investment Company Act counsel, for a description of what is meant by “real estate-type interests.” Additionally, in response to the Staff’s Comment, the Company has revised the disclosure to clarify on page 20 and 27 what is meant by “real estate-type interest” and on page 20 and 27 what is meant by “assets unrelated to real estate.”

Description of the Worthy Property Bonds

Interest, page 35

6.

Comment: We note your disclosure here and throughout the offering statement that bond holders who agree to waive the right to demand repayment of the bonds for 12 months will receive an additional 1% of interest, increasing the total interest rate to 6% during such 12 months period. Please clarify the process by which the bond holders will waive this right and whether this right will be available after the initial 12 months period has passed.

Response: In response to the Staff’s Comment, the Company has revised the disclosure on page 35 to clarify the process by which the bond holders will waive this right and that the Company intends that this right will be available after the initial 12 month period has passed.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Michael Henderson/U.S. Securities and Exchange Commission
Hugh West/U.S. Securities and Exchange Commission
Tonya K. Aldave/U.S. Securities and Exchange Commission
John Dana Brown/U.S. Securities and Exchange Commission
Sally Outlaw/Worthy Property Bonds, Inc.
Craig D. Linder, Esq./Anthony L.G., PLLC

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